Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	February 8, 2007

Press release for immediate distribution

STRONG START FOR AXCAN PHARMA’S FISCAL 2007, WITH

RECORD REVENUE OF $78.8 MILLION IN THE FIRST QUARTER

•	REVENUE OF $78.8 MILLION, AN 11.6% INCREASE COMPARED TO THE FIRST QUARTER OF FISCAL 2006

•	DILUTED INCOME PER SHARE OF $0.34, A 78.9% INCREASE

•	REVENUE GUIDANCE FOR FISCAL 2007 INCREASED TO $307- $312 MILLION

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today reported financial results for the first quarter of fiscal 2007, ended December 31, 2006 (all amounts are stated in U.S. dollars). Highlights for the quarter include:

•	Revenue of $78.8 million, an increase of 11.6% compared to the first quarter of fiscal 2006

•	Diluted income per share for the first quarter of 2007 amounted to $0.34, compared to diluted income per share of $0.19 a year earlier, a 78.9% increase

•	Revenue guidance for fiscal 2007 increased to $307- $312 million

"We are pleased to report very strong performance for this first quarter with double-digit revenue and income growth, led by our strong base business and solid prescription growth for all our key products in both North America and Europe," stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “The positive momentum of last year has continued and our revenue of $78.8 million in our first quarter indicates that we are on track to achieve our updated revenue guidance for the full year,” he added.

Total revenue for the three-month period ended December 31, 2006, was $78.8 million, compared with $70.6 million for the first quarter of fiscal 2006, an increase of 11.6%.

Based on available information, the Company estimates that reductions in wholesaler inventory levels negatively impacted revenue by approximately $7 million for the first quarter of fiscal 2007. Based on its ongoing discussions with different wholesalers, the Company expects average wholesaler inventory levels to be in the range of six to eight weeks for fiscal 2007.

Net income for the first quarter of fiscal 2007 was $17.5 million or $0.34 of diluted income per share, a 78.9% increase compared with net income of $9.2 million or $0.19 of diluted income per share for the corresponding period in fiscal 2006. Higher income for the quarter was partly due to decreased research and development expenses, as compared to the same period a year ago, following the discontinuation of the ITAX program. However, certain of Axcan’s research and development expenses are project-specific, and the timing of their impact on net income is dependent on future events. Expenses related to these projects, which include the development work on pancreatic enzymes, are expected to be reflected as increases in operating expenses in future quarters of the current fiscal year.

Lower selling and administrative expenses also contributed to the increase in income. For the three-month period ended December 31, 2006, selling and administrative expenses decreased 6.3% to $22.2 million from $23.7 million for the corresponding period of fiscal 2006. The decrease is mainly due to the timing of certain marketing expenses, lower consulting fees for compliance work related to Sarbanes-Oxley, and the fact that since the quarter ended June 30, 2006, wholesaler distribution services agreement fees are no longer included in selling and administrative expenses.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan’s major projects follows:

ULTRASE-VIOKASE

In April 2004, the U.S. Food and Drug Administration (“FDA”) formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive approval before April 2008 in order to remain on the market. The FDA has published final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting New Drug Applications (“Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs”; April 2006).

Axcan is currently advancing the completion of the New Drug Application (“NDA”) of ULTRASE and VIOKASE, and is on track to meet the deadline for NDA approval by April 2008.

AGI-010

In September 2006, Axcan signed an exclusive license and co-development agreement with AGI Therapeutics, plc (“AGI”) for AGI-010. AGI-010 is a delayed/controlled release formulation of the proton pump inhibitor drug omeprazole and is being developed for the treatment of gastro-esophageal reflux disease (“GERD”), and in particular to address the control of nighttime gastric acidity, known as Nocturnal Acid Breakthrough (“NAB”). NAB remains a significant unmet medical need, and is estimated to occur in more than 50% of GERD patients on a Proton Pump Inhibitor (“PPI”) therapy. Development of the final formulation for this compound is in progress. Results of formulation optimization are expected to be available in the first half of calendar 2007, and, assuming the results are favourable, AGI and Axcan intend to initiate discussions with the FDA to evaluate the most appropriate development and filing strategy.

NCX-1000

Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide-donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of some chronic, advanced liver diseases. A “proof-of-concept”, Phase IIa randomized, double-blind, dose-escalating study, in which patients either receive escalating doses of NCX-1000 or a placebo, is ongoing. Results are expected in the first half of calendar 2007.

URSODIOL DISULFATE

Axcan completed a single, ascending-dose Phase I clinical study in early 2006, as well as a multiple, ascending-dose Phase I study in September 2006, to evaluate the safety, tolerability and preliminary pharmacokinetics of ursodiol disulfate. Both studies confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the studies are currently being analyzed and are anticipated to be available in the first half of calendar 2007.

NMK 150

Axcan is developing NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal study assessing the toxicity of NMK 150, which paid special attention to duodenal irritation, was completed and confirmed the safety profile of this compound. A Phase I, ascending, multiple-dose clinical study was also completed and confirmed the safety and tolerability of this compound alone and in combination with a PPI. Results of the pharmacodynamics part of the studies are currently being analyzed and are anticipated to be available in the first half of calendar 2007.

MANAGEMENT TEAM UPDATE

The Company also announced that Dr. LeBeaut will be stepping down from his position as Senior Vice President and Chief Scientific Officer, for personal family reasons. Dr. LeBeaut plans to assist the company in ensuring a smooth transition to a new Chief Scientific Officer and has been invited to join Axcan's Scientific Advisory Board.

"I am saddened by this departure and Alex will be missed,” said Dr. Frank Verwiel. “However, we support his decision to take care of his family and are looking forward him joining Axcan’s Scientific Advisory Board, in order to continue to benefit from his expertise in the field of gastroenterology. Alex has greatly strengthened Axcan's scientific affairs team during his tenure here and I am confident that his team will continue support our business objectives during this transition period. We thank him for his contributions to the Company and wish him and his family the best.

"I have greatly appreciated the opportunity to work for such an outstanding Company. Our talented, dedicated employees, solid base business, strong financial position, and exciting growth opportunities made my decision a particularly difficult one," said Dr. LeBeaut.

The Company is pleased to announce the appointment of Dr. Marc Rivière, as Vice President of Clinical Development. An experienced executive with a track record in successfully building and managing clinical programs in different fields, Dr. Rivière has served as Senior Vice President, Clinical Development at Caprion Pharmaceuticals. His work experience includes ten years of medical practice in Europe and the Middle East, clinical leadership in private and publicly-traded companies, executive management for international consulting firms servicing the pharmaceutical industry and a leading global contract research organization.

Dr. Rivière will mainly be responsible for leading and controlling all aspects of global clinical development programs for Axcan’s portfolio, including the timely completion of registration programs, in compliance with regulations.

GUIDANCE FOR 2007

Axcan forecasts its revenue for the fiscal year ending September 30, 2007, to be in the range of $307 to $312 million, which represents growth of approximately 5% to 7% relative to fiscal 2006. Previously announced guidance for fiscal 2007 was $300 million to $307 million. During the first quarter, the Company realized stronger than forecasted revenue, as the Company’s products for which prescription data is available showed more positive overall prescription trends than anticipated, which resulted in higher sales than initially planned. In addition, solid revenue in Europe and the continued delayed impact of generic ursodiol in Canada contributed to the increase in revenue during the first quarter. However, the Company does not expect further growth in fiscal 2007 to match the first quarter trend, as generic ursodiol is now listed on some of the Canadian provincial formularies, and as a result the Company expects sales of its ursodiol products in Canada to decline. The revised guidance includes the effects of generic competition to the Company’s ursodiol franchise in Canada, as well as the ongoing effects of budgetary initiatives implemented by the French government during fiscal 2006 on the Company’s products LACTEOL and TAGAMET.

Revenue forecasts are based upon a number of variables and assumptions, including current prescription and business trends. Furthermore, the Company’s revenue guidance does not include the impact of future business development activities, including any future acquisitions, in-licensing or distribution agreements.

Axcan’s operating expenses are largely project-based and will impact future quarters based on certain planned events. These operating expenses include the launch of new products, the impact of an ongoing concerted effort in the area of business development, and the further advancing of the Company’s research and development pipeline.

For fiscal 2007, the Company anticipates research and development expenses of approximately 9% to 12% of total revenue as, in addition to advancing its current portfolio, the Company plans to continue to implement lifecycle management programs, in order to extend and support its base portfolio. This projection also includes costs associated with the filing of an NDA for the Company’s two pancreatic enzyme products.

For the fiscal year 2007, selling and administrative expenses are anticipated to range between 32% and 34% of total revenue, including costs associated with the planned launch of PYLERA, expected to take place in the first half of calendar 2007, and ongoing costs associated with Sarbanes-Oxley compliance.

Although the Company believes that the expectations reflected in this guidance are reasonable, these statements consist of projections, based upon a number of variables and assumptions, all of which are subject to uncertainties and risks. Material assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2007 being in the range of six to eight weeks; the absence of any changes to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) applicable to revenue recognition; foreign currency rates remaining stable throughout the year; the absence of any material change in reimbursement amounts and policies related to our products in all markets; the absence of any material change in the regulatory status of the Company's current products and the absence of additional competitive products and generic entries.

Additional information on assumptions and risk factors that could cause actual results to differ may be found in the Management's Discussion and Analysis ("MD&A"), accessible on the Company’s website (www.axcan.com), as well as in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators. The Company intends to update or revise guidance annually or as otherwise dictated by a change in a material assumption or factor underlying its guidance.

INTERIM FINANCIAL REPORT

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three-month period ended December 31, 2006. For a copy of our full financial results for the first quarter, including the Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.axcan.com.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. EST, on February 9, 2007. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (800) 814-4861 (Canada and United States) or (416) 644-3417 (international). A replay of the call will be available until February 16, 2007. The telephone numbers to access the replay of the call are (877) 289-8525 or (416) 640-1917, passcode 21217152#.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

Caution regarding guidance and Forward-Looking Information and “Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company’s guidance for fiscal 2007 in respect of revenues, research and development and selling and administrative expenses and are generally identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange and the Canadian Securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement.

The names CANASA, CARAFATE, DELURSAN, LACTEOL, PANZYTRAT, PYLERA, SALOFALK, ULTRASE, URSO, URSO DS, URSO 250, URSO FORTE and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Corporate Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share related data)

	December 31,	September 30,
	2006	2006
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	154,615	55,830
Short-term investments, available for sale	46,940	117,151
Accounts receivable, net	32,464	30,939
Income taxes receivable	12,773	8,987
Inventories	37,006	37,349
Prepaid expenses and deposits	4,082	3,699
Deferred income taxes	7,937	8,423
Total current assets	295,817	262,378

Property, plant and equipment, net	28,394	28,817
Intangible assets, net	376,073	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	1,219	1,475
Total assets	728,970	695,817

Liabilities

Current liabilities
Accounts payable and accrued liabilities	60,637	60,733
Income taxes payable	7,100	2,099
Instalments on long-term debt	639	681
Deferred income taxes	2,370	1,104
Total current liabilities	70,746	64,617

Long-term debt	125,487	125,565
Deferred income taxes	40,407	38,211
Total liabilities	236,640	228,393

Shareholders’ Equity

Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	-	-
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized: 45,935,805 issued and outstanding as at December 31, 2006 and 45,800,581 as at September 30, 2006	263,544	262,786
Retained earnings	195,407	177,906
Additional paid-in capital	6,091	4,967
Accumulated other comprehensive income	27,288	21,765
Total shareholders’ equity	492,330	467,424
Total liabilities and shareholders’ equity	728,970	695,817

These condensed financial statements should be read in conjunction with the annual Consolidated Financial Statements.

CONSOLIDATED OPERATIONS

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Revenue	78,819	70,639

Cost of goods sold (a)	19,214	18,229
Selling and administrative expenses (a)	22,145	23,642
Research and development expenses (a)	6,211	8,894
Depreciation and amortization	5,402	5,634
	52,972	56,399

Operating income	25,847	14,240

Financial expenses	1,783	1,758
Interest income	(2,068)	(786)
Gain on foreign currency	(110)	(210)
	(395)	762

Income before income taxes	26,242	13,478
Income taxes	8,741	4,233
Net income	17,501	9,245

Income per common share
Basic	0.38	0.20
Diluted	0.34	0.19

Weighted average number of common shares
Basic	45,844,396	45,686,661
Diluted	55,203,936	55,042,690
(a) Exclusive of depreciation and amortization

These condensed financial statements should be read in conjunction with the annual Consolidated Financial Statements.

KEY PRODUCT INFORMATION

	Q1 Sales ($US M)	Sales Growth[1]	Rx Growth[1,2] (in the U.S.)
NORTH AMERICA
CANASA	12.6	4.2%	4%
SALOFALK	5.5	28.7%	n/a
ULTRASE	10.0	41.3%	1%
URSO 250/FORTE	17.5	7.1%	2%
CARAFATE	9.8	19.6%	9%

EUROPE
LACTEOL	4.5	-11.3%	n/a
PANZYTRAT	4.6	27%	n/a
DELURSAN	3.9	14.2%	n/a

1Compared with the same period a year earlier

2 Based on IMS Prescription Data for products sold in the United States

PRODUCTS IN NORTH AMERICA

CANASA

Total U.S. prescriptions for the first quarter increased 4% compared to the same period in fiscal 2006, while new prescription growth was substantially higher at 11%. During the quarter, CANASA 1000 mg was promoted by Axcan sales representatives in the second position among the Company’s promoted products, behind ULTRASE.

U.S. sales of CANASA for the first quarter of fiscal 2007 increased 4.2%.

ULTRASE

Total U.S. prescriptions increased 1% for the first quarter, compared to the same period in fiscal 2006. Growth in units dispensed was 3%, which was slightly higher than the prescription trends. For the quarter, ULTRASE was promoted by Axcan sales representatives in the first position among its promoted products, and the Company was able to reverse a negative trend from the prior quarter. Axcan expects to continue to build momentum in the brand in the coming months.

U.S. sales for the first quarter increased 41.3% compared to the same period in fiscal 2006, mainly due to wholesaler ordering patterns.

URSO 250/URSO FORTE

Total U.S. prescriptions for the first quarter increased 2%, compared with the same period in fiscal 2006. URSO FORTE, a 500-mg dosage form of ursodiol launched in fiscal 2005, continues to contribute to overall prescription growth. Total prescription growth, when adjusted for dosage strength effect for the difference between 250-mg dosage, and 500-mg dosage prescriptions, showed a 12% increase during the quarter.

Total sales for URSO products in North America for the first quarter of fiscal 2007 increased 7.1%, compared to the same period in fiscal 2006.

CARAFATE

U.S. prescriptions for the first quarter increased 9%, compared to the same period in fiscal 2006, as a result of the marketing campaign launched at the beginning of fiscal 2005.

U.S. sales for the first quarter increased 19.6%, compared to the same period in fiscal 2006, mainly due to wholesaler ordering patterns during this quarter.

PRODUCTS IN EUROPE

LACTEOL

For the first quarter, sales of LACTEOL in Europe and elsewhere in the world declined 11.3%, compared to the same period in fiscal 2006. As previously disclosed, and in line with Company expectations, the reduction in sales was due to the fact that as of March 1, 2006, LACTEOL was removed from French government formularies. The Company believes that the sales decline caused by this delisting has now bottomed out and anticipates growth from this new level to occur in the next quarters.

PANZYTRAT

For the first quarter, sales of PANZYTRAT expressed in U.S. dollars increased 27.0% compared to the same period in 2006. In local currency, PANZYTRAT sales increased 17.6%, compared to the same period in fiscal 2006. This increase is partly due to the signing of new distribution agreements for certain export markets, and to a shift in the purchase order schedule of certain partners.

DELURSAN

For the first quarter, sales of DELURSAN expressed in U.S. dollars increased 14.2% compared to the same period in 2006. In local currency, DELURSAN sales increased 5.9%, compared to the same period in fiscal 2006. This is mainly due to the Company’s decision to increase and refocus its commercial activities on gastroenterologists in France.